UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Fiesta Restaurant Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31660B101
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 426,657
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 426,657
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 426,657
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.59%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Single-Asset Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 190,740
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 190,740
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 190,740
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,397
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 617,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,397
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 617,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,397
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 617,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 617,397
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 617,397
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 617,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.30%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bandera Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,940
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,940
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 73,940
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 73,940
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 73,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 73,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 73,940
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 73,940
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,940
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Managed Investments LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Lake Trail Capital GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Thomas W. Purcell, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.23%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON Joshua E. Schechter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,200
	8	SHARED VOTING POWER 1,700
	9	SOLE DISPOSITIVE POWER 16,200
	10	SHARED DISPOSITIVE POWER 1,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,900*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 1,700 Shares directly owned by Mr. Schechter’s spouse that Mr. Schechter may be deemed to beneficially own.

CUSIP NO. 31660B101

1	NAME OF REPORTING PERSON John B. Morlock
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31660B101
The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Single-Asset Partnership, LP, a Texas limited partnership (“JCP Single-Asset”);

(iii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership and JCP Single-Asset;

(iv)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(v)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership and JCP Single-Asset;

(vi)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings;

(vii)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);

(viii)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;

(ix)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;

(x)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;

(xi)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;

(xii)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP;

(xiii)	Bandera Master Fund L.P., a Cayman Islands exempted limited partnership (“Bandera Master Fund”);

CUSIP NO. 31660B101

(xiv)	Bandera Partners LLC, a Delaware limited liability company (“Bandera Partners”), which serves as the investment manager of Bandera Master Fund;

(xv)	Gregory Bylinsky, who serves as a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners;

(xvi)	Jefferson Gramm, who serves as a Managing Partner, Managing Director and Portfolio Manager of Bandera Partners;

(xvii)	Lake Trail Managed Investments LLC, a Delaware limited liability company (“Lake Trail Fund”);

(xviii)	Lake Trail Capital LP, a Delaware limited partnership (“Lake Trail Capital”), which serves as the Manager and Investment Manager of Lake Trail Fund;

(xix)	Lake Trail Capital GP LLC, a Delaware limited liability company (“Lake Trail GP”), which serves as the general partner of Lake Trail Capital;

(xx)	Thomas W. Purcell, Jr., who serves as the sole member of Lake Trail GP;

(xxi)	Joshua E. Schechter; and

(xxii)	John B. Morlock.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Group Agreement and Joinder Agreement thereto, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Bandera Partners is the investment manager of Bandera Master Fund. Bandera Master Fund has granted to Bandera Partners the sole and exclusive authority to vote and dispose of the Shares held directly by Bandera Master Fund. Each of Messrs. Bylinsky and Gramm are Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners.  By virtue of these relationships, each of Bandera Partners and Messrs. Bylinsky and Gramm may be deemed to beneficially own the Shares owned directly by Bandera Master Fund.

(b)           The address of the principal office of each of JCP Partnership, JCP Single-Asset, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027. The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, Texas 77027. The address of the principal office of each of Bandera Master Fund, Bandera Partners and Messrs. Bylinsky and Gramm is 50 Broad Street, Suite 1820, New York, New York 10004. The address of the principal office of each of Lake Trail Fund, Lake Trail Capital, Lake Trail GP and Mr. Purcell is 400 Park Avenue, 21st Floor, New York, New York 10022. The address of the principal office of Mr. Schechter is 302 South Mansfield Avenue, Los Angeles, California 90036. The address of the principal office of Mr. Morlock is 1328 Dublin Road, Columbus, Ohio 43215.

(c)           The principal business of JCP Partnership is investing in securities. The principal business of JCP Single-Asset is investing in securities.  The principal business of JCP Partners is serving as the general partner of JCP Partnership and JCP Single-Asset.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership and JCP Single-Asset.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings. The principal business of BLR Partners is investing in securities.  The principal business of BLRPart GP is serving as the general partner of BLR Partners.  The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP. The principal business of Bandera Master Fund is investing in securities. The principal business of Bandera Partners is serving as the investment manager of Bandera Master Fund.  The principal occupation of each of Messrs. Bylinsky and Gramm is serving as the Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners. The principal business of Lake Trail Fund is investing in securities. The principal business of Lake Trail Capital is serving as the Manager and Investment Manager of Lake Trail Fund. The principal business of Lake Trail GP is serving as the general partner of Lake Trail Capital. The principal occupation of Mr. Purcell is serving as the sole member of Lake Trail GP. The principal occupation of Mr. Schechter is a private investor. The principal occupation of Mr. Morlock is serving as the Chief Operating Officer of Sbarro LLC, a quick service Italian pizzeria chain.

CUSIP NO. 31660B101

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Pappas, Radoff, Bylinsky, Gramm, Purcell, Schechter and Morlock are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by JCP Partnership and JCP Single-Asset were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 426,657 Shares owned directly by JCP Partnership is approximately $9,843,551, including brokerage commissions. The aggregate purchase price of the 190,740 Shares owned directly by JCP Single-Asset is approximately $4,817,607, including brokerage commissions.

The Shares purchased by BLR Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.   The aggregate purchase price of the 600,000 Shares owned directly by BLR Partners is approximately $13,736,811, including brokerage commissions.

The Shares purchased by Bandera Master Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 73,940 Shares owned directly by Bandera Master Fund is approximately $1,614,476, including brokerage commissions.

CUSIP NO. 31660B101

The Shares purchased by Lake Trail Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 600,000 Shares owned directly by Lake Trail Fund is approximately $14,957,711, including brokerage commissions.

The Shares beneficially owned by Mr. Schechter were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 17,900 Shares beneficially owned by Mr. Schechter, including the 1,700 Shares directly owned by his spouse, is approximately $396,910, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 26, 2017, JCP Partnership delivered a letter to the Issuer nominating John B. Morlock, James C. Pappas and Joshua E. Schechter (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2017 annual meeting of stockholders (the “Annual Meeting”).

On January 30, 2017, JCP Management (together with its affiliates and the other participants in its solicitation, “JCP”) issued a press release announcing the nomination of the Nominees for election to the Board at the Annual Meeting. JCP expressed its concerns with the destruction of value that the Issuer’s stockholders have suffered over the past several years, noting the Board’s misguided decision to pursue Pollo Tropical’s failed expansion into Texas. JCP expressed its belief that the Board must be reconstituted with direct stockholder representatives and experienced restaurant operators. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 26,889,637 Shares outstanding as of November 3, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2016.

A.	JCP Partnership

(a)	As of the close of business on January 27, 2017, JCP Partnership beneficially owned 426,657 Shares.

Percentage: Approximately 1.59%

(b)	1. Sole power to vote or direct vote: 426,657
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 426,657
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Partnership has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

B.	JCP Single-Asset

(a)	As of the close of business on January 27, 2017, JCP Single-Asset beneficially owned 190,740 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 190,740
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 190,740
4. Shared power to dispose or direct the disposition: 0

(c)	JCP Single-Asset has not entered into any transactions in the Shares during the past 60 days.

C.	JCP Partners

(a)
JCP Partners, as the general partner of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 190,740 Shares owned by JCP Single-Asset.

Percentage: Approximately 2.30%

(b)	1. Sole power to vote or direct vote: 617,397
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,397
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 190,740 Shares owned by JCP Single-Asset.

Percentage: Approximately 2.30%

(b)	1. Sole power to vote or direct vote: 617,397
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,397
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 31660B101

E.	JCP Management

(a)
JCP Management, as the investment manager of each of JCP Partnership and JCP Single-Asset, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 190,740 Shares owned by JCP Single-Asset.

Percentage: Approximately 2.30%

(b)	1. Sole power to vote or direct vote: 617,397
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,397
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

F.	Mr. Pappas

(a)
Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the (i) 426,657 Shares owned by JCP Partnership and (ii) 190,740 Shares owned by JCP Single-Asset.

Percentage: Approximately 2.30%

(b)	1. Sole power to vote or direct vote: 617,397
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 617,397
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Single-Asset during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

G.	BLR Partners

(a)	As of the close of business on January 27, 2017, BLR Partners beneficially owned 600,000 Shares.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLR Partners has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

H.	BLRPart GP

(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days.

I.	BLRGP

(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days.

J.	Fondren Management

(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

K.	FMLP

(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	FMLP has not entered into any transactions in the Shares during the past 60 days.

L.	Mr. Radoff

(a)	Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in the Shares during the past 60 days.

M.	Bandera Master Fund

(a)	As of the close of business on January 27, 2017, Bandera Master Fund beneficially owned 73,940 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 73,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,940
4. Shared power to dispose or direct the disposition: 0

(c)	Bandera Master Fund has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

N.	Bandera Partners

(a)	Bandera Partners, as the investment manager of Bandera Master Fund, may be deemed the beneficial owner of the 73,940 Shares owned by Bandera Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 73,940
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 73,940
4. Shared power to dispose or direct the disposition: 0

(c)	Bandera Partners has not entered into any transactions in the Shares during the past 60 days.

O.	Messrs. Bylinsky and Gramm

(a)
Each of Messrs. Bylinsky and Gramm, as the Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, may be deemed the beneficial owner of the 73,940 Shares owned by Bandera Master Fund.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 73,940
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 73,940

(c)	Neither of Messrs. Bylinsky or Gramm have entered into any transactions in the Shares during the past 60 days.

P.	Lake Trail Fund

(a)	As of the close of business on January 27, 2017, Lake Trail Fund beneficially owned 600,000 Shares.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lake Trail Fund has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

Q.	Lake Trail Capital

(a)	Lake Trail Capital, as the Manager and Investment Manager of Lake Trail Fund, may be deemed the beneficial owner of the 600,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lake Trail Capital has not entered into any transactions in the Shares during the past 60 days.

R.	Lake Trail GP

(a)	Lake Trail GP, as the general partner of Lake Trail Capital, may be deemed the beneficial owner of the 600,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Lake Trail GP has not entered into any transactions in the Shares during the past 60 days.

S.	Mr. Purcell

(a)	Mr. Purcell, as the sole member of Lake Trail GP, may be deemed the beneficial owner of the 600,000 Shares owned by Lake Trail Fund.

Percentage: Approximately 2.23%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Purcell has not entered into any transactions in the Shares during the past 60 days.

CUSIP NO. 31660B101

T.	Mr. Schechter:

(a)	As of the close of business on January 27, 2017, Mr. Schechter beneficially owned 17,900 Shares, including 1,700 Shares directly owned by his spouse.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 16,200
2. Shared power to vote or direct vote: 1,700
3. Sole power to dispose or direct the disposition: 16,200
4. Shared power to dispose or direct the disposition: 1,700

(c)	Mr. Schechter has not entered into any transactions in the Shares during the past 60 days.

U.	Mr. Morlock:

(a)	As of the close of business on January 27, 2017, Mr. Morlock did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Morlock has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 1,909,237 Shares, constituting approximately 7.1% of the Shares outstanding, are reported in this Schedule 13D.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 26, 2017, Mr. Morlock entered into a Joinder Agreement (the “Joinder Agreement”) to the Group Agreement, as defined and described in the Schedule 13D, pursuant to which Mr. Morlock agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each party of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the Joinder Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 31660B101

JCP Partnership has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify Messrs. Morlock and Schechter against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated January 30, 2017.

99.2	Joinder Agreement, dated January 26, 2017.

99.3	Form of Indemnification Letter Agreement.

99.4	Form of Power of Attorney.

CUSIP NO. 31660B101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 30, 2017

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Single-Asset Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
JAMES C. PAPPAS Individually and as attorney-in-fact for John B. Morlock and Joshua E. Schechter

CUSIP NO. 31660B101

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

/s/ Bradley L. Radoff
Bradley L. Radoff

CUSIP NO. 31660B101

Bandera Master Fund L.P.

By:	Bandera Partners LLC its Investment Manager

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

Bandera Partners LLC

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm
	Title:	Managing Director

/s/ Gregory Bylinsky
Gregory Bylinsky

/s/ Jefferson Gramm
Jefferson Gramm

Lake Trail Managed Investments LLC

By:	Lake Trail Capital LP Manager and Investment Manager

By:	Lake Trail Capital GP LLC General Partner

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

Lake Trail Capital LP

By:	Lake Trail Capital GP LLC General Partner

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

Lake Trail Capital GP LLC

By:	/s/ Thomas W. Purcell, Jr.
	Name:	Thomas W. Purcell, Jr.
	Title:	Sole Member

/s/ Thomas W. Purcell, Jr.
Thomas W. Purcell, Jr.